Sub-item 77D(g)

LEGG MASON PARTNERS EQUITY TRUST
SUPPLEMENT DATED MAY 12, 2014
TO THE SUMMARY PROSPECTUS AND PROSPECTUS OF
LEGG MASON BATTERYMARCH GLOBAL EQUITY FUND,
EACH DATED MARCH 1, 2014

Effective June 16, 2014, the following information amends and/or supplements, as applicable, those sections of the fund's Summary
Prospectus and Prospectus listed below.

Effective June 16, 2014, the sections of the Summary Prospectus and the Prospectus titled "Principal investment strategies" are replaced with the following text:
The fund invests primarily in the common stock of U.S. and non-U.S. issuers. Under normal circumstances, the fund invests at least 80% of its assets in equity and equity-related securities. As a global fund, the fund can seek investment opportunities anywhere in the world, and under normal circumstances, the fund invests in at least three countries, which may include the United States. Although the fund's focus is on large capitalization securities, the fund may invest in securities of any market capitalization, including medium capitalization and small capitalization securities.

Effective June 16, 2014, the second paragraph of the section of the Prospectus titled "More on the fund's investment strategies, investments and risks" is replaced with the following text:
The fund invests primarily in the common stock of U.S. and non-U.S. issuers. Under normal circumstances, the fund invests at least 80% of its assets in equity and equity-related securities. As a global fund, the fund can seek investment opportunities anywhere in the world, and under normal circumstances, the fund invests in at least three countries, which may include the United States. Although the fund's focus is on large capitalization securities, the fund may invest in securities of any market capitalization, including medium capitalization and small capitalization securities. The fund may invest up to 25% of its net assets, determined at the time of purchase, in emerging market issuers.

Effective June 16, 2014, the section of the Prospectus titled "More on the fund's investment strategies, investments and risks - Selection process" is replaced with the following text:
The portfolio managers will seek a broadly diversified portfolio of securities and to add value through stock selection and region, country and sector allocation. The portfolio managers use a quantitative process that assesses stocks by relative attractiveness based on a variety of measures including value, cash flow, earnings growth and sentiment. Region, country and sector allocations are based on rankings generated by the subadviser's proprietary models. The subadviser will periodically review these allocations and may adjust them based on current or anticipated market conditions or in an effort to manage risk consistent with the fund's investment objective. The portfolio managers are part of a team approach to research to improve the quantitative models, and thus the models are expected to evolve over time as changes are incorporated.